SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Annex I of the minutes of the Extraordinary Shareholders Meeting of TIM Participações S.A. held on December 12th, 2013)

TIM PARTICIPAÇÕES S.A.

BY-LAWS

CHAPTER I
THE COMPANY’S CHARACTERISTICS

Section 1 – TIM PARTICIPAÇÕES S.A. (the "Company") is a publicly-held stock corporation, governed by these By-laws and by the applicable legislation.

Section 2 – The purpose of the Company is to:

I. Hold interest in the capital of companies that explore any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions, of companies that develop activities that are necessary or useful to the provision of such services, or of companies that provide Internet connection services, value added services and Internet application services;;

II. Promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions;

III. Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;

IV. Promote and incentive study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other value added services and Internet application services;

V. Provide, directly or through controlled or affiliated companies, services related to the telecommunications industry;

VI. Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general;

VII. Perform or promote the import of goods and services for the controlled or affiliated companies;

VIII. Engage in any other activities related or akin to its purpose; and

IX. Hold interest in the corporate capital of other companies.

Section 3 – The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida das Américas, No. 3,434, 1st Block 1, 7th floor – Part; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.

Section 4 – The duration term of the Company is indeterminate.

CHAPTER II
CAPITAL STOCK

Section 5 – The subscribed and fully-paid capital stock is of nine billion eight hundred eighty six million eight hundred eighty six thousand five hundred and ninety-three Brazilian Reais and forty six cents (R$ 9,886,886,593,46) divided into two billion four hundred seventeen million six hundred thirty-two thousand six hundred forty-seven (2,417,632,647) common shares all nominative, book-entry and with no-par value.

Sole Paragraph – The Company shall not issue preferred shares.

Section 6 – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 7 – The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph One – Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may grant stock options to its officers, employees or any individuals that render services to the Company or its controlled companies, as per the plan approved by the General Shareholders’ Meeting.

Paragraph Two – Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of debentures and convertible debentures.

Section 8 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404, of December 15, 1976 (“Law 6,404/76”).

CHAPTER III
SHAREHOLDERS’ MEETING

Section 9 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

Section 10 – The following are exclusive powers of the Shareholders' Meeting:

I. to amend the By-laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "Novo Mercado Rules")
published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("BM&FBOVESPA");

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Fiscal Council;

VII. to annually take the accounts of the management and decide about the financial statements submitted by the management;

VIII. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law No. 6,404/76;

IX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained;

X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("CVM");

XI. decide on the delisting of the Company from the Novo Mercado listing segment ("Novo Mercado") of BM&FBOVESPA;

XII. choose a company specialized in corporate appraisals to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among the companies indicated in the triple list of companies established by the Board of Directors under Section 22, XXVI, below; and,

XIII. to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Section 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.

Section 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.

Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.

Section 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

Paragraph One – The minutes shall be recorded as a summary of the facts, including dissents and protests.

Paragraph Two – Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Section 14 – Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to:

I. take the management accounts; examine, discuss and vote the financial statements;

II. decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

III. elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

Section 15 – A Special Shareholders' Meeting shall be convened whenever the Company interests so require.

Section 16 – The shareholders shall exercise their voting rights in the Company’s interests.

CHAPTER IV
COMPANY MANAGEMENT

SECTION I
GENERAL RULES

Section 17 – The Company shall be managed by the Board of Directors and by the Board of Executive Officers.

Paragraph One – The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph Two – The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

Paragraph Three – The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph Four – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph Five – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.

Section 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers’ Meetings, as the case may be.

Sole Paragraph – The member of the Board of Directors or the member of the Board of Executive Officers shall take office only after the execution of Statement of Consent from Senior Managers under the Novo Mercado Rules and the compliance with any applicable legal requirements.

Section 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Code of Ethics and Conduct and of the Manual on the Policy for Disclosure and Use of Information and Securities Trading.

Section 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.

Paragraph One – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.

Paragraph Two – Should any position in the Board of Directors be vacant, the other Board members shall appoint an alternate member, who shall remain in office until the next General Shareholders’ Meeting. The alternate elected by the General Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office.

Paragraph Three – The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

Section 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph – The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II
BOARD OF DIRECTORS

Section 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

I. approving and following up the Company's annual budget and the Company’s goals action plan and business strategy plan for the period covered by the budget of the Company and its controlled companies;

II. deciding on the issuance of shares, convertible debentures and non-convertible debentures within the limits of the authorized capital stock as per Section 7 of the present Bylaws, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or in a public tender offer for the acquisition of control under the terms set forth by law and the Novo Mercado Rules;

III. authorizing the issue of commercial papers for public offering;

IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

VI. deciding on the approval of a program of depository receipts issued by the Company;

VII. deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in capital stock of other companies, as well as of participation in joint venture that require the incorporation of a new company;

VIII. authorizing the exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

IX. authorizing the creation or liquidation of subsidiary companies or controlled companies;

X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements;

XI. deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item XIII, of these By-Laws;

XII. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item XIII, of these By-Laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control thr controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 30,000,000.00 (thirty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

XIII. approving the contracting by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$ 300,000,000.00 (three hundred million Reais);

XIV. authorizing the purchase by the Company, or by its controlled companies, of assets or services whose total or annual value, in case of continuous rendering agreements, exceeds R$ 300,000,000.00 (three hundred million Reais);

XV. authorizing the sale or encumbrance, by the Company or by its controlled companies, of any real estate or permanent assets of the Company or of its controlled companies, whose total value exceeds R$30,000,000.00 (thirty million Reais);

XVI. authorizing the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$ 30,000,000.00 (thirty million Reais);

XVII. decide on policies with respect to professional conduct based on ethical and moral standards established in the Company’s Ethics and Conduct Code, which shall be observed by all officers, members of the Fiscal Council and the Statutory Audit Committee and employees of the Company, or of its controlled and subsidiary companies;

XVIII.  decide on policies establishing procedures to be observed by workers, officers and the controller shareholder of the Company and of its controlled companies, both in transactions to be performed between the Company and related parties and in other situations where there is a potential conflict of interest;

XIX. by virtue of the commitment of the Company and its controlled companies with sustainable development, authorizing the performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$ 1,000,000.00 (one million Reais) and deliberate on the Company’s Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;

XX. approving the Company's supplementary pension plan and that of its controlled companies;

XXI. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;

XXII. dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;

XXIII. approving any Executive Officers' proposal concerning the Company's Internal Regulations with the relevant organizational chart, including the scope of authority and specific duties of its Executive Officers;

XXIV. appointing the Company's representatives in the management of the companies in which it holds capital interest;

XXV. electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee;

XXVI. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company’s shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws.

XXVII. rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least, (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders and the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM

XXVIII. performing any other activity assigned to it by the Shareholders' Meeting; and

XIX. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph – The Board of Directors may establish differentiated levels of authority for the Executive Board and down the hierarchical structure of the Company’s administrative organization, limited to the values established in this Section, and it may also specify the duties and authorities of the Executive Board, always observing the provisions of these By-Laws.

Section 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph One – At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 and in article 239 of Law 6,404/76.

Paragraph Two – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded under the Novo Mercado Rules.

Paragraph Three – The qualification as Independent Directors shall be expressly recorded in the Minutes of the General Shareholders’ Meeting that elects them.

Section 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph One – A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case the supervening impediments specified in this Paragraph One arise.

Paragraph Two – Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Section 25 – The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer.

Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

Section 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph – Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

Sub-section I
Committees of the Board of Directors

Section 27 – The Board of Directors may create technical and advisory committees to provide advice to the Board of Directors, whether permanent or otherwise, whenever it deems the creation of such committees necessary.

Sole Paragraph – The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

Section 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1 – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed.

Paragraph 2 – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3 – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in art. 147 of Law 6,404/76.

Paragraph 4 – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

Paragraph 5 – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee' Internal Regulations.

Paragraph 6 – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

Section 29 – The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

VI. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

VII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

VIII. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

IX. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management ; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company.

Sole Paragraph – The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

Section 30 – The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

SECTION III
BOARD OF EXECUTIVE OFFICERS

Section 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of twelve (12) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall be entitled as established by the Board of Directors.

Paragraph One – In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph Two – In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.

Section 32 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:

I. approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting;

II. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item XIII, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliates or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$30,000,000.00 (thirty million Reais), after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;;

III. authorize the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

IV. approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose value is equal to or lower than R$30,000,000.00 (thirty million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;

V. authorize the purchase of goods or services by the Company, or by companies controlled by the Company, whose total or annual value, in cases of continuous rendering agreements, is equal to or lower than R$300,000,000.00 (three hundred million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;

VI. authorize the sale or encumbrance of any real estate or permanent assets of the Company, or those of its controlled companies, whose total value is equal to or lower than R$ 30,000,000.00 (thirty million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;

VII. authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);

VIII. by virtue of the Company’s social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, whenever the value involved is lower than R$ 1,000,000.00 (one million Reais), in accordance with the differentiated levels of authority established by the Board of Directors ;

IX. approve the execution of collective agreements by the Company or its controlled companies;

Section 33 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.

Paragraph One – The call notices for the meetings of the Executive Board shall be made by mail, fax or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Executive Officers are present.

Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.

Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph Four – The meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending officers and by the Secretary.

Section 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph Two – Without prejudice of the provisions in the main portion and in paragraph one of this section, any of the Company’s Executive Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies .

Section 35 – Provided that the limits set forth in sections Sections 10, 22 and 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

I. any Executive Officer, acting individually;

II. 2 (two) attorneys acting jointly; or

III. a single attorney, acting individually, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer, or by 3 (three) Executive Officers acting jointly.

Paragraph One – The powers of attorney granted by the Company shall be always signed by one Executive Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the main portion of this section, observing the relevant levels of authority established by these By-Laws.

Paragraph Two – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney “ad negotia” is prohibited.

Section 36 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company’s corporate purposes.

CHAPTER V
FISCAL COUNCIL

Section 37 – The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and information to shareholders, and shall be operated permanently.

Section 38 – The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting.

Paragraph One – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council;

Paragraph Two – The members of the Fiscal Council shall take office upon the execution of the instrument of instatement in office.

Paragraph Three – The members of the Fiscal Council shall take office only after the execution of Statement of Consent from Fiscal Council Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.

Paragraph Four – The term of office of Fiscal Council members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph Five – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph Six – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph Seven – Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency’s internal regulation, the Company’s Code of Ethics and Conduct and of the Manual on the Policy of Disclosure and Use of Information and Securities Trading, as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Regulation of the Fiscal Council.

Section 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

Section 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph One – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph Two – The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Fiscal Council shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders’ Meeting.

Section 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

Section 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph One – In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 41 hereof.

Paragraph Two – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

Section 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph – The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

Section 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph One – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed.

Paragraph Two – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the head paragraph hereof.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

Section 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

Section 46 – The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.

Paragraph One – The net income shall have the following destination:

I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;

II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders.

Paragraph Two – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph Three – The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76.

Paragraph Four – Dividends not claimed within a period of 3 (three) years shall revert to the Company.

CHAPTER VII
LIQUIDATION

Section 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII
EQUITY CONTROL, CANCELLATION OF THE PUBLICLY-HELD
COMPANY REGISTER AND DELISTING FROM THE NOVO MERCADO

Section 48 – For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings:
“Controlling Shareholder” means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company.
“Selling Controlling Shareholder” means the Controlling Shareholder that disposes of its Controlling Interest in the Company.
“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares.
“Senior Manager”, when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole.
“Disposal of Company’s Control” means the transfer of the Controlling Shares to a third party for consideration.
“Controlling Power” means the effective power used to direct the Company’s activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company’s last 3 (three) general shareholders’ meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock.
“Statement of Consent from Controlling Shareholders” means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company’s controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules.
“Economic Value” means the value of the Company and its shares as determined by a specialized company upon the use of reputable methodology or with grounds on any other criteria to be established by CVM.

Section 49 – The Disposal of the Company’s Control, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer undertakes to make a public tender offer to acquire all shares held by the other Company’s shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the Selling Controlling Shareholder.

Sole Paragraph – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration of subscription rights for shares and other securities, or rights related to securities convertible into shares that results in Disposal of Company’s Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company’s Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.

Article 50 – The individual that acquires the Company’s Control through a private share purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in Section 49 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six) months before the date of Disposal of Control, duly adjusted until payment date. Such amount shall be distributed among all the shareholders that have sold their Company’s shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.

Section 51 – The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 52 – No shareholders’ agreements that provides for the exercise of Controlling Power shall be filed in the Company’s headquarters unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.

Section 53 – In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly-held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 53, Paragraphs One and Two, in compliance with all applicable legal rules and regulations.

Paragraph One – The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company’s decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.

Paragraph Two – The General Shareholders’ Meeting shall be solely incumbent on choosing the specialized institution or company that shall determine the Company’s Economic Value from a triple list submitted by the Board of Directors, and the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.

Section 54 – In the event the Company’s delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders’ Meeting that approved such transaction, the Controlling Shareholder shall make a public tender offer to acquire the other shareholders’ shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 53, Paragraphs One and Two, and in compliance with all applicable rules and regulations.

Section 55 – In the event there is no Controlling Shareholder, and the Company’s delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders’ Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company’s shares under same conditions provided in Section 50 above.

Paragraph One – Such General Shareholders’ Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders’ Meeting and shall expressly undertake such obligation.

Paragraph Two – If the General Shareholders’ Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.

Section 56 – The Company’s delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at least, for the Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.

Paragraph One – The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.

Paragraph Two – In the event there is no Controlling Shareholder, and the Company’s delisting from the Novo Mercado results from a deliberation of the General Shareholders’ Meeting, the shareholders that voted in favour of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section hereof.

Paragraph Three – In the event there is no Controlling Shareholder, and the Company’s delisting from the Novo Mercado referred in the head section hereof occurs by reason of an administrative act of fact, Company’s Senior Managers shall call a General Shareholders’ Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company’s delisting form the Novo Mercado.

Paragraph Four – Should the General Shareholders’ Meeting mentioned in Paragraph Three above decides for the Company’s delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders’ Meeting and shall expressly undertake such obligation.

CHAPTER IX
ARBITRATION

Section 57 – The Company, its shareholders, Senior Managers and Fiscal Council members shall refer to arbitration before the Market Arbitration Panel any disputes or controversies that may arise among them, in particular with relation to or origin on the enforcement, validity, effectiveness, construction, violation, and related effects, of the provisions set forth in the Corporation law, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, the Arbitration Rules, the Sanctions Rules and the Novo Mercado Agreement.

CHAPTER X
TEMPORARY PROVISIONS

Section 58 – Upon the listing of the Company in the Novo Mercado:

I. The Company, its shareholders, Senior Managers and Fiscal Council, as instated, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

Section 59 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Section 60 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:December 13, 2013	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.